

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

David Chang, M.D., Ph.D.
Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, CA 94080

   Re: Allogene Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed March 14, 2024
     File No. 333-277951

Dear David Chang:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Asa M. Henin, Esq.